Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation
Commission File No.: 001-08323

The following video message was sent to Cigna employees:

•	Well we have a lot going on…

˗	And I’m sure you have some questions …anxiety…and some uncertainty

˗	I understand that

˗	And I want to frame what the combination means to all of us…our customers, clients and producers…and our future.

•	First, I want to frame our history a bit and how we arrived here.

•	During my 24 years at Cigna, time and again I’ve seen our ability to evolve as a company for the good –

˗	to make things better for our business, for our customers and for our clients.

•	In doing so, we’ve carried on a proud Cigna tradition: from our beginning nearly 200 years ago, our founders instilled in us the DNA to embrace change

˗	and to make sure Cigna was always prepared to meet the ever-evolving needs of consumers.

•	From whichever point in Cigna’s history you joined us, each of you helped us build on this tradition and to continue on our journey.

•	As a result, today our company is stronger than ever before, with great accomplishments in our recent past 6 plus years … and …over our 200 plus years!

•	And more opportunities in our future.

•	More specifically, we will continue to succeed because we continue to believe in our journey of helping those we serve improve their health, well-being and sense of security – every day.

•
Now, we have the opportunity…by combining with Anthem, to redouble our efforts to build a global health care service company and be an accelerant for improving health care and related services in markets around the world.

•	I want to take some time to discuss what this announcement means for our customers, our company and for you.

•	We will have the ability to serve more than 53 million medical customers and continue to expand our capabilities in over 30 countries.

•	This combination gives both of us the local market presence and capabilities to deliver greater choice, access and affordability to meet the challenges of a new era.

•	We are experiencing the most dynamic marketplace in decades:

˗	Across the globe with reforming health and sick programs

˗	Changing distribution platforms like public, private exchanges, AND digital distribution marketplaces

˗	Rapidly changing value-based care reimbursement arrangements;

˗	New technologies enabling health interactions, new internet-based business insurance and service businesses

•	It’s up to us to help build a better health care ecosystem that produces better results.

•	We had the opportunity to either watch the marketplace change, or to be action oriented and lean in and help to shape the marketplace to the benefit of our customers and providers.

•	We chose the latter and created a path that will accelerate our strategic plan.

•	I believe with a combination we will have the ability to accelerate even more meaningful change for our customers and partners around the world.

•	Cigna and Anthem are complementary businesses that bring together a range of expertise that make the whole system better and deep local models in 14 states.

•	Anthem brings best-in-class Medicaid capabilities and leading individual presence.

•	And we bring our consumer engagement and health advocacy capabilities, premier specialty portfolio and broad geographic U.S. and international presence.

•	This combination with Anthem will accelerate our efforts to meet the challenges and capture the opportunities that are being created by a rapidly evolving health care marketplace.

•	Most importantly, the combination allows us to better serve our customers by increasing efforts on our two driving imperatives:

˗	making health care both more affordable and more personalized.

•	As you can imagine, there is a lot for us to do over the many months as we prepare to bring the two companies together.

•	Let me address a few points that I know you’re all thinking about.

•	You may be wondering, what’s next?

•	You should not see any immediate changes to your day-to-day business as a result of this announcement.

•	Business within the two companies will be conducted as usual because the companies remain separate and independent until closing.

•	Only a handful of people of the company will be authorized to work with Anthem leaders on integration planning due to the long regulatory process we have ahead.

•	You should continue to work only with Cigna employees.

•	Our competitors and how we compete does not change.

•	Our priority remains to serve customers, operate efficiently and conduct business the right way each and every day.

•	Managers will meet with their teams on a regular basis and reinforce their expectations for business and functional areas.

•	We expect closing will occur in 12-18 months.

•	We will continue on our present, positive path until the regulatory reviews are complete and we receive the necessary clearances.

•	I’m pleased to say that you will find that both companies are committed to deliver affordability, choice and personalization.

•
Together, with Joe Swedish, I will co-lead the integration planning of the two companies and after the expected close, become our new company President and Chief Operating Officer leading all business segments around the world.

•	As we move forward we will be sharing new developments with you. In the meantime, you can find more information on Your Cigna Life.

•
We all have lots to do before the end of the year to meet our 2015 goals. Until closing, which we expect will be late 2016, we remain a separate and independent company, so let’s compete to win and maintain our focus on delivering the excellent service our customers and partners expect from us.

•	Thank you all for being such a high performing team.

•
We could not have gotten to this day without your hard work and dedication – and we need your continued dedication to achieving our mission as we work together to integrate two companies with proud histories and a bright future.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.anthem.com or by contacting Anthem’s investor relations department at 317-488-6168.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.anthem.com or by contacting Anthem’s investor relations department at 317-488-6168. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.anthem.com or by contacting Anthem’s investor relations department at 317-488-6168. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.